[redacted]

UNI
SECURITIES AND E
Washing

14048743

*AB 3/20

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SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2014 WASH. DC 189

ANNUAL AU
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/13/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meeschaert Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 MADISON AVENUE, 23RD FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORI A. VOLOKHINE (212)823-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

29 BROADWAY (Address) NEW YORK (City) NY (State) 10006 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, GREGORI A. VOLOKHINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEESCHAERT CAPITAL MARKETS, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAWN R CARPENTER
Notary Public - State of New York
NO. 01CA6263208
Qualified in New York County
My Commission Expires 6/11/16

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)

Statement of Financial Condition

December 31, 2013

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all materialy respects, the financial position of Meeschaert Capital Markets, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies

New York, New York
February 28, 2014

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Meeschaert Corporation)

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 426,230
Receivable from broker	15,069
Prepaid expenses	4,567
Prepaid income taxes	1,445
Accounts receivable	50,000
Due from affilate	8,271
Furniture and equipment, net of accumulated depreciation of $200,046	13,719
Total Assets	$ 519,301
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 50,270
Due to parent	15,000
Total Liabilities	65,270
Stockholder's Equity	
Preferred stock, 20,000 shares authorized with no par value	-
Common stock, 100,000 shares authorized with $1 par value, 100 shares issued and outstanding	100
Additional paid-in capital	1,539,568
Accumulated Deficit	(1,085,637)
Total Stockholder's Equity	454,031
Total Liabilities and Stockholder's Equity	$ 519,301

See notes to financial statements

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Meeschaert Corporation)

Notes to Statement of Financial Condition
December 31, 2013

1. Organization and Operation

Meeschaert Capital Markets, Inc. (the "Company") is incorporated under the laws of the State of Texas and is a broker-dealer in securities registered under the Securities Exchange Act of 1934 (SEA) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an intrducing broker under SEA Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The majority of the Company's business is dependent upon a small number of customers in France. The Company is a wholly-owned subsidiary of Meeschaert Corporation (the "Parent").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Receivable from Broker

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with the Company's clearing broker. The Company is subject to credit risk to the extent that the clearing broker with which it conducts business is unable to fulfill contractual obligations on its behalf.

Furniture and Equipment, net

Furniture and equipment are recorded at cost. Depreciation is recorded using the straight line method over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is recorded as a charge to operations. Maintenance and repair costs are expensed as incurred.

2. Summary of Significant Accounting Policies *(continued)*

Income Taxes

The Company is organized in the United States and files a federal tax return, and where applicable, state and local income tax returns. Income taxes are accounted for using the liability method. Under this method, income taxes are provided for taxes currently payable and those deferred due to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2010.

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 28, 2014.

3. Furniture and Equipment, net

At December 31, 2013, the classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 88,036	$ 74,610	$ 13,426
Equipment	125,729	125,436	293
	$ 213,765	$ 200,046	$ 13,719

Depreciation expense for the year ended December 31, 2013 was $16,869.

4. Concentration of Credit Risk

The Company is subject to concentrations of credit risks that consist of cash and cash equivalents and receivable from broker. The Company maintains its cash accounts with qualified financial institutions. The Company's management monitors the financial condition of the clearing broker and does not anticipate any losses.

5. Off-Balance Sheet Risk

In the normal course of business, the Company introduces, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the clearing broker, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

6. Capital Stock

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

7. Regulatory Requirements

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $360,961 which was approximately $355,961 in excess of its minimum requirement. The Company's net capital ratio was 0.181 to 1 as of December 31, 2013.

* * * * *

Meeschaert
Capital Markets, Inc.

February 28, 2014

PKF O'Connor Davies
665 Fifth Avenue, 7th Floor
New York, NY 10022

This representation letter is provided in connection with your audit of the financial statements of Meeschaert Capital Markets, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, changes in stockholder's equity, and cash flows for the fiscal year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, (having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves) as of the date of this letter, the following representations made to you during your audit*)*:

Our Responsibilities

- We acknowledge that we have fulfilled our responsibilities for:
  - The preparation and fair presentation of the financial statements in accordance with US GAAP;
  - The design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; and
  - The design, implementation, and maintenance of internal control to prevent and detect fraud.

- We understand that the term "fraud" refers to intentional acts by one or more individuals among management, those charged with governance, employees, or third parties, involving the use of deception that results in a misstatement in financial statements. Two types of intentional misstatements are relevant to your audit – misstatements resulting from fraudulent financial reporting and misstatements resulting from misappropriation of assets. Fraudulent financial reporting involves intentional misstatements, including omissions of amounts or disclosures in financial statements to deceive financial statement users. Misappropriation of assets involves the theft of an entity's assets.

- We acknowledge our responsibility for presenting the *Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA") and Computation for Determination of*

- *Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 ("supplementary information")* in accordance with SEA Rule 17a-5, and we believe the supplementary information, including its form and content, is fairly presented in accordance with SEA Rule 17a-5.

  The methods of measurement and presentation of the supplementary information have not changed from those used in the prior period and we have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information.

- We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the Company's securities and for the practices and procedures relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
  - Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.
  - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

- We believe that our practices and procedures as described above were adequate at *December 31, 2013* to meet the objectives of the Securities and Exchange Commission ("SEC") and SEA.

- There have been no significant changes in internal control since *December 31, 2013.*

- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.

Financial Statements

- The financial statements referred to above are fairly presented in conformity with US GAAP and include all disclosures necessary for such fair presentation or otherwise required to be included by the laws and regulations to which the Company is subject. In that connection, we specifically confirm that:
  - The Company's accounting policies, and the practices and methods followed in applying them, are appropriate and are as disclosed in the financial statements.
  - There have been no changes during the period audited in the Company's accounting policies and practices.
  - All material transactions have been recorded in the accounting records and are reflected in the financial statements

- The methods and significant assumptions we used in making accounting estimates are reasonable.

- The following, where they exist, have been appropriately disclosed to you and accounted for and/or disclosed in the financial statements in accordance with the requirements of US GAAP:

- The identity of all related parties and related party relationships and transactions.
- Material concentrations. We understand that concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which it is reasonably possible that events could occur which would significantly disrupt normal finances within the next year.
- Guarantees, whether written or oral, under which the Company is contingently liable, including guarantee contracts and indemnification agreements.
- Significant common ownership or management control relationships requiring disclosure.
- The effects of all known actual, possible, pending or threatened litigation, claims, and assessments.

- The Company does not have any uncertain tax positions that require disclosure or recognition in the financial statements.

- There are no capital withdrawals anticipated within the next six months.

- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.

- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

- We have evaluated events subsequent to the date of the financial statements through the date of this letter, and no such events have occurred which would require adjustment or disclosure in the financial statements, other than those disclosed in the financial statements.

Information Provided

- We have provided you with:
  - Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the Company from whom you determined it necessary to obtain audit evidence.

- There have been no regulatory examination reports, supervising correspondence, and similar materials from applicable regulatory agencies (particularly communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions).

- We have disclosed to you our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- There are no material weaknesses or material inadequacies at December 31, 2013 or during the period January 1, 2013 to the date of the auditors' report, in the design or operation of internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in

   - Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule and the customer reserve computations required by paragraph (e) of 17 CFR 240.15c3-3(e) ("The Customer Protection Rule").

- We have no knowledge of any fraud or suspected fraud that affects the Company and involves:
   - Management,
   - Employees who have significant roles in internal control, or
   - Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.

- We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements, other than those disclosed in the financial statements.

- The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- The books and records underlying the financial statements and supplementary information have been reconciled to supporting data and properly adjusted as necessary.

- The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- Net capital computations, prepared by the Company during the period from January 1, 2013 through the date of the auditors' report, indicated that the Company was in compliance with the requirements of The Net Capital Rule (and applicable exchange requirements) at all times during the period. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulation.

- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2013 and through February 28, 2014.

- We are aware of the requirements regarding expense-sharing agreements as specified in the July 11, 2003 letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has appropriately recorded all expenses relative to the operation of its business and, therefore, is in compliance with the requirements stipulated in the letter.

- We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with GAAP basis of accounting, and we have not consulted a lawyer concerning litigation, claims, or assessments.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements, other than those disclosed in the financial statements.

Signature: ______________________ Title: President